July 14, 2014

VIA EDGAR

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Rightside Group, Ltd.
Registration Statement on Form 10-12B
File No. 001-36262

Dear Ms. Jacobs:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Rightside Group, Ltd. (the “Company”) so that it may become effective at 4:00 p.m., Eastern Time, on July 14, 2014, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.              Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu
Chief Executive Officer

cc:              Katherine Wray, Staff Attorney (Securities and Exchange Commission)

Daniel Weinrot, Senior Vice President - Legal (Demand Media, Inc.)

[Signature Page to Acceleration Request Letter]